Exhibit 5.1

           PRESS RELEASE: AutoCorp Equities in Re-capitalization Pact



Auto Corp Equities, Inc. Announces Re-capitalization and New Business Model


Plano, Texas, Oct 6 -- AutoCorp Equities, Inc. (OTC Bulletin Board : ACOR) announced today that it has reached an agreement in principle with AutoPrime, Inc., its principal creditor, and AutoPrime's U. S. parent company, to re-capitalize AutoCorp effective October 1, 2000.

The re-capitalization will enable AutoCorp to implement the new business model it has recently developed. After the re-capitalization, AutoCorp will have minimal debt and expects to have significant assets on an unaudited basis.

As part of the new business model, AutoCorp plans to acquire interests in new and used car dealerships. AutoCorp believes without assurance it can also raise new capital from investors , obtain a new line of credit from a lender and acquire additional assets, in the implementation of the new business model.

In the re-capitalization, AutoPrime or its U.S. parent company, Pacific USA Holdings Corp, Inc., will exchange debt owed by AutoCorp for shares of a new AutoCorp convertible preferred stock to be held by either AutoPrime or Pacific USA. The preferred stock will be convertible into 25% of AutoCorp's common stock at a future date.

Completion of the re-capitalization is subject to a due diligence review by Pacific USA/AutoPrime, as well as preparation of definitive documents that are subject to the review, approval and authorization of each of the parties' boards of directors.

AutoCorp's fiscal year ended September 30, and the parties have made the transaction effective October 1. The closing is expected to take place when all formalities have been completed.

The re-capitalization includes a return to AutoCorp of the preferred and common stock tendered to AutoPrime and other parties on December 30, 1998. The tender has never been accepted. In addition, the three trusts established on that same date will also be terminated, and the remaining common shares held by Charles Norman, as trustee of those trusts will be returned to AutoCorp.

Charles Norman will continue as President and Chief Executive Officer of AutoCorp. In addition, Mr. Norman, William O. Merritt and David Brown, will continue as the Directors until the next annual meeting of shareholders.

As previously reported in its last two Forms 10-QSB, AutoCorp's operations have recently declined to such a low level that the expenses of its operation have exceeded its revenues for a number of months. AutoPrime has been advancing funds to cover the shortfall. The advances have accumulated to a level where AutoCorp has no prospects for repaying them from that level of operations.

Pacific USA/AutoPrime elected to participate in the re-capitalization because Mr. Norman had developed a new business model, with the assistance of Mr. Merritt, and also because Mr. Norman will continue as the President and Chief Executive Officer, and a Director, of AutoCorp in implementing the new business model. If the re-capitalization plan is finalized, the advances will no longer be necessary.

This release contains forward-looking statements reflecting AutoCorp's current expectations as contemplated under the Safe Harbor provisions of the Private Securities Litigation Reform Law of 1995. Words like "believe," "expect," "should" and other expressions which indicate future events and trends identify forward-looking statements. Investors should not place reliance on any forward-looking statements.